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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 6)

                                   FVNB CORP.
                                (NAME OF ISSUER)

                                   FVNB CORP.
                                FVNB MERGER CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    30267410
                      (CUSIP Number of Class of Securities)

                                 David M. Gaddis
                      President and Chief Executive Officer
                                   FVNB Corp.
                          101 S. Main Street, Suite 508
                              Victoria, Texas 77901
                                 (361) 572-6500

     (Name, Address and Telephone Number of Person(s) Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies To:

                             Cary Plotkin Kavy, Esq.
                            Cox & Smith Incorporated
                            112 E. Pecan, Suite 1800
                            San Antonio, Texas 75205
                                 (210) 554-5500

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [ ] A tender offer.
d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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CALCULATION OF FILING FEE

            TRANSACTION VALUATION(*)        AMOUNT OF FILING FEE
            ------------------------        --------------------
                   $16,875,000                     $3,375

(*)Based upon maximum proposed number of shares to be cashed out in the merger of 375,000 shares at $45.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid: $3,375

      Form or Registration No.: Schedule 14A

      Filing Party: FVNB Corp.

      Date Filed: April 27, 2001


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                                  INTRODUCTION

This Amendment No. 6 to the Rule 13e-3 Transaction Statement (as amended, the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by FVNB Corp., a Texas corporation ("FVNB" or the "Company"), and FVNB Merger Corp., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement"), by and between the Company and Merger Subsidiary. A copy of the Merger Agreement is attached as Annex A to the definitive proxy statement filed by the Company as Exhibit (a)(1) to Amendment No. 3 to the Statement (including all annexes thereto, the "Proxy Statement").

The Statement was initially filed with the Securities and Exchange Commission (the "Commission") on April 27, 2001. Amendments Nos. 1, 2, 3, 4 and 5 to the Statement were filed with the Commission on June 12, 2001, June 26, 2001, July 9, 2001, July 10, 2001, and July 23, 2001, respectively. This Amendment No. 6 to the Statement is being filed to report that the Company has been notified, by letter dated July 26, 2001, that Prosperity Bancshares, Inc. ("Prosperity") maintains its interest in pursuing a business combination with FVNB upon generally the terms described in the Proxy Statement. As described in the Proxy Statement, FVNB had previously received an unsolicited letter from Prosperity dated May 7, 2001 regarding a proposed merger in which shareholders of the Company would receive 2.36 shares of Prosperity common stock for each share of FVNB common stock. Using this conversion rate, Prosperity's most recent letter purported to set a valuation of $62.30 per share of FVNB stock, based on the closing price of Prosperity's shares on July 24, 2001. Completion of any such merger would be subject to the receipt of regulatory and shareholder approvals, among other conditions. Prosperity's July 26 letter also indicated that (i) upon consummation of a merger with FVNB, Prosperity would increase its per share dividend so that FVNB shareholders would continue to receive on a pro forma equivalent basis the same annual dividend as has been received from the Company, and (ii) upon the announcement of a merger with FVNB, Prosperity would disclose its intent to make a cash tender offer for up to 5% of Prosperity's pro-forma shares outstanding at a 15% premium over Prosperity's closing market price immediately prior to the announcement date, which tender offer would commence upon the closing of the proposed merger.

As described in the Proxy Statement, the FVNB Board of Directors has previously unanimously determined that FVNB would not enter into negotiations with Prosperity regarding a business combination. At a meeting of the Board of Directors held on July 31, 2001, the Board unanimously confirmed its previous decision. In doing so, the Board reiterated its intent and desire to maintain an independent banking strategy, which it found to be inconsistent with such a business combination.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 31, 2001

                                    FVNB CORP.

                                    By: /s/ DAVID M. GADDIS
                                        --------------------
                                            David M. Gaddis
                                            President


                                    FVNB MERGER CORP.

                                    By: /s/ DAVID M. GADDIS
                                        --------------------
                                            David M. Gaddis
                                            President




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